Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2008	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 29,389	$ 51,460	$ 131,413
Equity income/loss and dividends from investees	10,225	14,799	4,116
Income taxes	6,999	12,060	49,721
Earnings from continuing operations before income taxes	$ 46,613	$ 78,319	$ 185,250
Fixed charges:			
Interest, long-term debt	$ 12,468	$ 23,593	$ 43,464
Interest, other (including interest on short-term debt)	1,934	4,577	6,796
Amortization of debt expense, premium, net	545	1,095	2,082
Portion of rentals representative of an interest factor	125	245	499
Total fixed charges	$ 15,072	$ 29,510	$ 52,841
Earnings from continuing operations before income taxes	$ 46,613	$ 78,319	$ 185,250
Plus: total fixed charges from above	15,072	29,510	52,841
Plus: amortization of capitalized interest	102	204	407
Earnings from continuing operations before income taxes and fixed charges	$ 61,787	$ 108,033	$ 238,498
Ratio of earnings to fixed charges	4.10 X	3.66 X	4.51 X
Total fixed charges from above	15,072	29,510	52,841
Preferred stock dividends	14	29	64
Total fixed charges and preferred stock dividends	15,086	29,539	52,905
Ratio of earnings to combined fixed charges and preferred stock dividends	4.10 X	3.66 X	4.51 X